Consolidated Financial Statements

(Expressed in United States Dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2008 and 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“Cliff T. Davis”

Cliff T. Davis

Chief Executive Officer

“Peter J. Hardie”

Peter J. Hardie

Chief Financial Officer

March 13, 2009

AUDITORS' REPORT

To the Shareholders of Nevsun Resources Ltd.

We have audited the consolidated balance sheets of Nevsun Resources Ltd. ("the Company") as at December 31, 2008 and 2007 and the consolidated statements of operations and  comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 13, 2009 except as to note 14 which is as of March 24, 2009

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nevsun Resources Ltd.

We have audited Nevsun Resources Ltd. ("the Company")’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 13, 2009, except as to note 14 which is as of March 24, 2009, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 13, 2009

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in United States dollars)
	December 31, 2008	December 31, 2007

Assets

Current assets:
Cash and cash equivalents	$40,655,348	$20,461,990
Short-term investments (note 6)	290,969	2,542,116
Accounts receivable and prepaids (note 7)	1,841,612	28,265,154
Inventory	207,290	99,279
Current assets held for sale (note 8)	-	4,900,267
	42,995,219	56,268,806

Property, plant and equipment (note 9)	43,394,916	994,670

Non-current assets held for sale (note 8)	-	17,189,182

	$86,390,135	$74,452,658

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,312,079	$1,177,177
Current liabilities relating to assets held for sale (note 8)	-	3,464,644
	10,312,079	4,641,821

Long-term liabilities relating to assets held for sale (note 8)	-	4,171,482

Advances by minority interest (note 10)	13,530,955	-

Deferred credit (note 10)	25,000,000	25,000,000

Shareholders’ equity:
Share capital (note 11)	240,421,472	239,997,257
Contributed surplus	12,484,114	10,544,616
Accumulated other comprehensive loss	-	(230,244)
Deficit	(215,358,485)	(209,672,274)
	37,547,101	40,639,355
	$86,390,135	$74,452,658

Commitments and contingencies (note 13)

Subsequent event (note 14)

See accompanying notes to  consolidated financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD. Consolidated Statements of Operations and Comprehensive Loss (Expressed in United States dollars) Years ended December 31, 2008 and 2007

	2008	2007

Operating costs and expenses
Depreciation and amortization	$7,940	$139,055
Exploration	527,058	4,722,438
General and administrative	5,586,994	5,911,455

Loss from operations	(6,121,992)	(10,772,948)

Foreign exchange loss	(24,109)	(60,163)
Interest income	935,033	920,000
Gain on sale of Ghana property	-	5,765,579
Impairment of short-term investments (note 6)	(2,438,264)	-
Other income and expenses	(12,161)	-

Loss before income taxes	(7,661,493)	(4,147,532)

Income taxes	-	(8,888)

Loss from continuing operations	(7,661,493)	(4,156,420)

Income (loss) from discontinued operations (note 8)	1,975,282	(7,839,611)

Loss for the year	(5,686,211)	(11,996,031)

Other comprehensive loss	230,244	(230,244)

Comprehensive loss for the year	$(5,455,967)	$(12,226,275)

Weighted average number of common
shares outstanding	128,072,144	119,196,774

Basic and diluted loss per share
from continuing operations	$(0.06)	$(0.03)

Basic and diluted income (loss) per share from
discontinued operations	$0.02	$(0.07)

Basic and diluted loss per share	$(0.04)	$(0.10)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in United States dollars) Years ended December 31, 2008 and 2007

	2008	2007

Cash provided by (used for):

Operations:
Loss from continuing operations	$(7,661,493)	$(4,156,420)
Items not involving the use of cash
Depreciation and amortization	7,940	139,055
Stock based compensation	1,778,431	2,344,460

Loss on disposal of assets	871	-
Gain on sale of Ghana property	-	(5,765,579)
Impairment of short-term investments	2,438,264	-
(Gain)loss on sale of short-term investments	11,294	(11,692)
Changes in non-cash operating capital:
Accounts receivable and prepaids	(10,065)	(136,068)
Inventories	-	(69,501)
Accounts payable and accrued liabilities	121,160	(629,346)
	(3,313,598)	(8,285,091)

Investments:
Short-term investments sales proceeds	31,832	21,603
Proceeds on disposal of Ghana property	3,042,411	-
Cash transferred on sale of Ghana property	-	(5,514)
Proceeds on reduction of Bisha property interest	25,000,000	-
Expenditures on property, plant and equipment	(41,837,384)	(484,704)
Changes in non-cash working capital related to investing activities	7,296,925	-
	(6,466,216)	(468,615)

Financing:
Advances by minority interest	13,135,000	-
Issuance of shares, net of issue costs	46,849	17,038,494
	13,181,849	17,038,494

Increase in cash and cash equivalents from continuing operations	3,402,035	8,284,788

Increase (decrease) in cash and cash equivalents from discontinued operations (note 8)	16,791,323	(11,200,179)

Increase (decrease) in cash and cash equivalents	20,193,358	(2,915,391)

Cash and cash equivalents, beginning of year	20,461,990	23,377,381

Cash and cash equivalents, end of year	$40,655,348	$20,461,990

Non-cash investing and financing transactions
Reclassification of contributed surplus to
share capital upon exercise of shares	14,648	209,965
Amortization capitalized to property, plant and equipment	167,251	-
Stock based compensation capitalized to
property, plant and equipment	175,716	-
Shares for debt	362,717	-
Loss on disposal of assets capitalized to property, plant and equipment	63,785	-
Interest capitalized to property, plant and equipment	395,955	-

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD. Consolidated Statements of Shareholders’ Equity (Expressed in United States dollars) Years ended December 31, 2008 and 2007
	Number of shares	Share capital (note 11)	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit

December 31, 2006	116,289,322	$222,748,798	$8,410,121	$-	$(197,676,243)

Transition adjustment for the adoption of new accounting standards	-	-	-	3,307	-

Exercise of options	1,575,000	1,303,110	-	-	-

Transfer to share capital on exercise of options	-	209,965	(209,965)	-	-

Stock based compensation	-	-	2,344,460	-	-

Unrealized gain on available-for-sale investments (net of tax)	-	-	-	616	-

Private placement	10,000,000	15,735,384	-	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(230,244)	-

Realized gain	-	-	-	(3,923)
Loss for the year	-	-	-	-	(11,996,031)

December 31, 2007	127,864,322	239,997,257	10,544,616	(230,244)	(209,672,274)

Exercise of options	135,000	46,850	-	-	-

Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-

Shares for debt	290,000	362,717	-	-	-

Stock based compensation	-	-	1,954,146	-	-

Impairment of available-for-sale investments (net of tax)	-	-	-	2,438,264	-

Unrealized loss on available-for-sale investments	-	-	-	(2,217,731)

Realized loss on available- for-sale investments (net of tax)	-	-	-	9,711	-

Loss for the year	-	-	-	-	(5,686,211)
December 31, 2008	128,289,322	$240,421,472	$12,484,114	$-	$(215,358,485)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

1. Nature of business:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are dependent upon the availability of the necessary financing to complete the development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests development of cost.  Completion of the Company’s Bisha mine project is dependent on the Company obtaining project finance.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2. Significant accounting policies:
(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

As the United States dollar is the principal currency of the Company’s business, except where specifically noted, these consolidated financial statements are expressed in United States dollars.
(b) Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions relate to the determination of impairment of long-lived assets and short-term investments, determination of mineral reserves, valuation of stock-based compensation, determination of reclamation and environmental obligations and future income tax asset valuation reserves among others.  Actual results could differ from those estimates.

(c) Cash equivalents
Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.
(d) Short-term investments:

Short-term investments are composed of equity investments.  The Company has classified such investments as available-for-sale and records them at fair value based upon quoted market prices, with unrealized gains and losses recorded in other comprehensive income.  Any impairment losses are recorded as incurred in the Statement of Operations and Comprehensive Loss.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

2. Significant accounting policies (continued):
(e) Inventories:
Materials and supplies are valued at the lower of average cost and net realizable value.

Stockpiled ore is carried at average production cost per tonne.    Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.

Work in progress and finished goods inventories are stated as the lower of average cost and net realizable value.
(f) Exploration
Exploration costs are charged to earnings as they are incurred until the decision to proceed with development of the related property is made.
(g) Property, plant and equipment:
(i) Plant and equipment

Plant and equipment is recorded at cost.  Plant and equipment associated with mining operations is depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

(ii) Mineral properties

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development. Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.   Pre-production expenditures, including stripping costs prior to commencement of production, and revenue are capitalized until the commencement of commercial production.

Such capitalized acquisition costs and deferred development expenditures are written down to their estimated fair value when either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future discounted cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property on a units of production basis.
(iii) Stripping costs

Stripping costs are accounted for as variable production costs and are included in the costs of the inventory produced during the period that the stripping costs are incurred.  Stripping costs are capitalized in cases where such activities result in the betterment of a mineral property.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

2. Significant accounting policies (continued):
(g) Property, plant and equipment: (continued)
(iv) Reclamation and closure costs

Upon environmental disturbance that the Company is legally required to remediate, the Company records a liability for the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The fair value of the reclamation and closure liability is estimated using the expected cash flow approach discounted at a credit-adjusted risk free interest rate.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

(v) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

At each reporting period, the Company reviews the carrying value of its long-lived assets.  These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value.  The determination of future cash flows is dependant on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.

(h) Share capital:

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

2. Significant accounting policies (continued):
(i) Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•

Revenue and expense items at the rate of exchange in effect on the dates they occur;

•

Non-monetary assets and liabilities at historical exchange rates;

•

Monetary assets and liabilities at the exchange rate at the balance sheet date; and

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j) Financial instruments:

The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of advances by minority interest is estimated to approximate its carrying value as long-term liabilities are carried at the current estimate of fair value of the related obligations.

(k) Stock-based compensation:

The Company has a stock option plan that is described in note 11(b).  The Company records all stock-based liabilities incurred using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized on a straight-line basis over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l) Income (Loss) per share:

Basic income (loss) per share is calculated by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the income (loss) available to common shareholders equals the reported income (loss).  Diluted income (loss) per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

2. Significant accounting policies (continued):
(m) Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

(n) Revenue recognition:

Sales are recognized and revenues are recorded when metal is delivered and title transfers, the rights and obligations of ownership pass to the customer, and collection of the revenue is reasonably assured.

3. Adoption of new accounting standards:
(a) On January 1, 2008 the Company adopted the following four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):
(i) Inventories, Section 3031:

This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. Any items not meeting the definition of inventory, including significant long-term capital spares, are required to be reclassified to property, plant and equipment. This section also provides guidance on the reversal of previous write-downs in certain circumstances.  The Company’s inventories are carried at cost. The adoption of this standard had no material impact on the Company’s financial statements.

(ii) Financial Instruments – Disclosures and Presentation, Sections 3862 and 3863:

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862. Financial Instruments - Disclosures (section 3862).  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and credit, liquidity and market risks associated with the financial instruments. Disclosure requirements pertaining to this section are in note 4. Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.

(b) Assessing Going Concern, Section 1400:

In June 2007, CICA Section 1400 was amended to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  The adoption of this standard had no material impact on the Company’s financial statements. Disclosure requirements are set out in note 1.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

3. Adoption of new accounting standards (continued):
(c) Capital Disclosures, Section 1535:

Effective January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, Capital Disclosures. The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital. Disclosure requirements are set out in note 5.

(d) Accounting standards issued for adoption in future periods:

The following accounting standards have been issued by the CICA for adoption in future periods. Management is evaluating the impact of these new standards on the Company’s financial position and results of operations.

(i) Goodwill and intangible assets, Section 3064:

Issued by the CICA in February 2008, this Section will replace Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Section 3064 requires the expensing of start-up costs unless those costs satisfy specific capitalization criteria.  Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” will be withdrawn.  Section 3064 is effective for annual or interim periods beginning on or after January 1, 2009.

(ii)

The CICA adopted International Financial Reporting Standards for implementation on January 1, 2011. The Company is currently identifying the differences between IFRS and Canadian GAAP and assessing how those differences will affect the reporting of financial information.  The Company is developing an implementation plan that includes assessing the effect of adoption of IFRS on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and personnel resources and training.  The Company’s implementation plan will ensure a timely and effective transition to IFRS.

4. Financial instruments and risk management:

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The Company classified its financial instruments as follows:  Cash and cash equivalents as held-for-trading; short-term investments as available for sale and measured at fair value; accounts receivable as loans and receivables and measured at amortized cost; accounts payable and accrued liabilities as other financial liabilities and measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: • credit risk, • liquidity risk, and • market risk.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s risk management procedures are established to identify and analyze the risks faced by the Company.  The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a) Credit risk:

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

(i) Cash equivalents:

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii) Receivables:
The Company’s receivables are due primarily from value–added-tax (VAT) paid in South Africa. Management does not expect these counterparties to fail to meet their obligations.
(iii) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.  All financial assets of the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

December 31, 2008
Cash and cash equivalents	$40,655,348
Accounts receivable	244,204
$40,899,552
The Company does not have receivables or deposits that it considers impaired or otherwise uncollectible.
(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

(b) Liquidity risk: (continued)

Typically the Company ensures that it has sufficient cash on demand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2008 equal $23,843,034.  The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities presented as accounts payable and accrued liabilities are due within six months of December 31, 2008.  Advances by minority interest are not callable and are without fixed repayment terms.

(c) Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i) Currency risk

The Company’s functional currency is the United States Dollar (USD). The Eritrean Nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. The currency exposures are primarily to the European Euro (EUR), Canadian Dollar (CAD), British Pound (GBP), and the South African Rand (ZAR).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:
	December 31, 2008
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	412,718	-	-
Accounts receivable	-	36,692	-	1,612,773
Trade payables	(66,981)	(551,092)	(192,426)	(30,651,314)
Total	(66,981)	(101,681)	(192,426)	(29,038,541)
USD foreign exchange rate	0.71	1.22	0.69	9.46
Balance sheet exposure in equivalent USD	(94,339)	(83,482)	(278,492)	(3,068,018)

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

(c) Market risk:
(ii) Sensitivity analysis:

A 10 percent strengthening (weakening) of the US dollar against the above currencies at December 31, 2008 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant:

December 31, 2008	Gain (loss)
EUR	8,576
CAD	7,589
GBP	25,317
ZAR	278,911

(iii) Interest rate risk:

Interest rate risk arises from interest accruing on advances from the minority holder of the Bisha project at LIBOR plus 4%.  The interest incurred on the minority interest advances is capitalized to construction-in-progress.

(iv) Other Market risk:

Equity price risk arises from available-for-sale equity securities and the Company’s exposure at December 31, 2008 was $290,969.  The shares are publicly traded with an average daily volume during 2008 of approximately 74,000 shares, market price quotes are readily available, and their carrying value is equal to their market value as of December 31, 2008.

Sensitivity analysis:

During 2008 the price per share of the short term investment traded between Cdn $0.30 and Cdn $0.02.  The general trend was for the price to decrease throughout the year.  The closing price was Cdn $0.04.  A Cdn $0.04 decrease in the market price of the short-term investment at December 31, 2008 would have decreased short-term investments and increased other comprehensive loss by $290,969. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant (a Cdn $0.04 increase in the fair market value at December 31 would have had the equal but opposite effect).

5. Capital management:

The Company manages its cash and cash equivalents, common shares, stock options, and warrants as capital. The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. To meet these objectives, the Company ensures it has sufficient cash resources to meet 60 days of operations.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

6. Short-term investments:

Short-term investments were composed of 8,860,000 shares (December 31, 2007 – 9,000,000 shares) in PMI Gold Corporation (“PMI”) received in connection with the sale of the Ghana property in October 2007.  Consideration on the sale consisted of nine million PMI common shares plus a further $3,000,000 payable in 6 months in cash or in PMI shares. In April 2008 the parties agreed to change the second installment to all cash, together with interest at 6% per annum from April 12, 2008.  The $3,000,000 cash plus related interest was received during 2008.

As of December 31, 2008 the Company determined that the decline in value of short term investments was other-than-temporary and short-term investments were written-down to their market value of $290,969 resulting in a loss of $2,438,264.

7. Accounts receivable and prepaids:
	2008	2007
Receivable on reduction of Bisha property interest (note 10)	$-	$25,000,000
Receivable on disposal of Ghana property (note 6)	-	3,000,000
Advances to vendors	1,235,436	-
VAT receivable	170,395	-
Other	435,781	265,154
	$1,841,612	$28,265,154

8. Discontinued operations:
In May 2008 the Company sold its Mali operations for $20 million plus a 1 % net smelter return royalty for a gain on sale of $3,796,142.

On September 5, 2007, the Company announced the plan to place its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets.  Accordingly, as of December 31, 2007, the assets and liabilities relating to the Mali operations, which included the Tabakoto mine and the Segala property, were reclassified on the balance sheet as ‘held for sale’.  The results of the Company’s Mali operations have been segregated and disclosed separately.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

A summary of discontinued operations is as follows:

	2008	2007

Revenue	$261,691	$42,481,772
Operating costs (i)	(2,356,103)	(47,864,705)

Operating loss	(2,094,412)	(5,382,933)

Other income (expenses)	273,552	571,209

Gain on disposal of discontinued operations	3,796,142	-

Agreement terminations	-	(3,027,887)
Income (loss) from discontinued operations for the year.	$1,975,282	$(7,839,611)

(i) Operating costs include costs of sales and mining; exploration, general and administrative expenses
Cash flow from discontinued operations:

	2008	2007
Cash provided by (used for):

Income (loss) for the year	$1,975,282	$(7,839,611)
Non-cash items and changes to non-cash operating capital	(3,819,974)	(1,380,646)
Operations	(1,844,692)	(9,220,257)
Investments	19,776,589	-
Financing	(1,140,574)	(1,979,922)
	$16,791,323	$(11,200,179)

Assets held for sale (Mali operation):

	2008	2007
Current assets	$-	$4,900,267

Fuel duty receivable	-	6,547,834
Property, plant and equipment	-	10,641,348
Total assets	-	22,089,449

Current liabilities
Bank loan	-	(1,140,574)
Accounts payable and accrued liabilities	-	(2,324,070)
		(3,464,644)

Asset retirement obligation	-	(4,171,482)

Net assets held for sale	$-	$14,453,323

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

9. Property, plant and equipment
	2008	2007

Mineral properties	$507,800	$203,911
Construction-in-progress, Bisha mine	41,666,869	-
Plant and equipment at cost less accumulated
amortization of $733,929 (2007 - $668,057)	1,220,247	790,759

	$43,394,916	$994,670

The Company’s mineral properties are located in western Eritrea, a country located in the northeast part of Africa. The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years. The Eritrean state participation in the Bisha project is described below in note 10.

Development of the Bisha mine commenced in early 2008 and is scheduled for production in mid-2010. Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

10. Advances by minority interest and deferred credit:

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine, currently estimated to be in mid 2010.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit on the balance sheet.

As of December 31, 2008 ENAMCO had advanced $13,135,000 to the Bisha project as part of its requirement to provide one third of owners’ financing contributions, recorded as advances by minority interest on the balance sheet, and has earned $395,955 in interest on those advances, which was capitalized to construction-in-progress.

These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations before any dividends that may be paid.  The interest and advances are not callable and are without fixed terms of repayment.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

11. Share capital:
(a) Authorized: 250,000,000 common shares without par value.
(b) Stock options:

The Company’s shareholders approved an amended stock option plan in April 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model. Stock based compensation costs are amortized over a period of 12 months and the most recently issued options costs were calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 51%, no dividend yield, and a risk-free interest rate yield of 3%. The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The year ended December 31, 2008 included $1,954,147 in stock based compensation costs, $1,778,431 (2007 -$2,344,460) of which were included in general and administrative expenses, with the remaining $175,716 (2007 – nil) capitalized to property, plant and equipment.

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2006	7,089,500	$2.49
Granted	1,245,000	2.00
Expired	(142,000)	3.18
Exercised	(1,575,000)	0.92
Outstanding, December 31, 2007	6,617,500	2.78
Granted	2,455,000	1.34
Expired	(2,115,000)	3.12
Exercised	(135,000)	0.37
Outstanding, December 31, 2008	6,822,500	$2.21

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

		Range of
	Number of	exercise	Average remaining
Type	options	price (CDN$)	life in years
Vested (exercisable)	837,500	$1.72	1.9 years
Vested (exercisable)	1,880,000	$2.00 to $2.36	2.7 years
Vested (exercisable)	945,000	$3.07 to $3.10	2.9 years
Vested (exercisable)	705,000	$4.81	0.1 years
Un-vested	20,000	$0.65	4.9 years
Un-vested	2,435,000	$1.35	4.6 years
Total	6,822,500		3.0 years
The weighted average price of options exercisable at the end of the year was Cdn $2.69. 705,000 vested options exercisable at Cdn $4.81 expired subsequent to December 31, 2008 without exercise.
(c) Warrants:
As of December 31, 2008 there were warrants to purchase 5,000,000 common shares at Cdn $4.00 per share outstanding, expiring October 31, 2009.
(d) Shares reserved for issuance (fully diluted):
			Number of shares
Issued and outstanding at December 31, 2008			128,289,322
Reserved for options (note 11(b))			6,822,500
Reserved for warrants (note 11(c))			5,000,000
Shares reserved for issuance (fully diluted) at December 31, 2008			140,111,822

12. Income taxes:
(a) Tax losses and tax assets:

At December 31, 2008, the Company has available losses for income tax purposes in Canada totalling approximately $16,000,000 and loss carry forwards in foreign jurisdictions of approximately $7,000,000 which, if not utilized to reduce income in future periods, expire through 2025.  Access to the loss carry forwards in the future may be restricted.

As at December 31, 2008, the tax effect of the significant components within the Company’s future tax asset, are as follows:

	2008	2007

Property, plant and equipment	$11,624,000	$11,617,000
Loss carry forwards	4,136,000	5,536,000
	15,760,000	17,153,000
Valuation allowance	(15,760,000)	(17,153,000)

Net future income tax asset	$-	$-

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2008 and 2007

12. Income taxes: (continued)
(a) Tax losses and tax assets: (continued)

In the prior year, for discontinued operations the Company had future tax assets of property, plant and equipment and loss carry forwards of $57,699,000 and $6,636,000 respectively.  A full valuation allowance was taken against the future tax assets. The discontinued operations were disposed of in 2008.

(b)	Reconciliation of income taxes:
		2008	2007

	Tax recovery at statutory rate of 31% (2007 - 34%)	(2,375,063)	(1,410,161)
	Tax effect of:
	Non-taxable portion of capital gains	-	(1,960,297)
	Non-deductible amounts	1,577,516	-
	Benefit of tax losses not recognized	792,795	3,491,335
	Difference in tax rates of foreign jurisdictions	4,752	(111,989)

		-	8,888

13. Commitments and contingencies:

As of December 31, 2008 the Company had purchase commitments for the Bisha project in the amount of approximately $23,000,000, all of which are due in 2009.  Of those orders placed, approximately $17,000,000 include purchase obligations that are unavoidable.

The Company has arranged an environmental bond for the Bisha Project for $500,000 at a cost of 1% per annum.

14. Subsequent event

The Company has recorded as at December 31, 2008 the impact of a previously disclosed withholding tax contingency that was resolved subsequent to December 31, 2008. The impact of this resolution was a charge of $527,058 to exploration expense for the year and the capitalization of $1,061,078 to construction in progress.

15. Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa. Investment revenues were earned principally from international sources.